July 22, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Christie Wong
Brian Cascio

Re:	AMPLITUDE HEALTHCARE ACQUISITION CORPORATION
Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2020
Form 10-Q for the Quarterly Period Ended March 31, 2021
Response Dated July 21, 2021
File No. 001-39138

Ladies and Gentlemen:

This letter is being submitted on behalf of Amplitude Healthcare Acquisition Corporation (the “Company”) in response to the comments of the staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to the Company’s Amendment No. 1 to the Company’s Form 10-Q for the Quarterly Period Ended March 31, 2021, filed on July 16, 2021 (the “Amended Form 10-Q”), as set forth in the Staff’s letter dated July 22, 2021 to Bala Venkataraman, Chief Executive Officer of the Company (this “Comment Letter”). Simultaneously with the filing of this Comment Letter, the Company is filing its Amendment No. 2 to the Amended Form 10-Q (the “Second Amended Form 10-Q”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of this Comment Letter has been reproduced and italicized herein with the response below the numbered comment. Unless otherwise indicated, the page references in the description of the Staff’s comment refer to the Amended Form 10-Q, and the page references in the response refer to the Second Amended Form 10-Q. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Second Amended Form 10-Q. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Second Amended Form 10-Q. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company.

On behalf of the Company, we advise you as follows:

Form 10-Q for the Quarterly Period Ended March 31, 2021

Exhibits 31.1 and 31.2, page 2

1.	We note your response to our comment. However, the certifications filed in your amended Form 10-Q for quarter ended March 31, 2021 do not have the introductory language in paragraph 4 referring to internal control over the financial reporting as defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Please amend the filing to correct your certification.

Response: The Company respectfully advises the Staff that it has revised Exhibit 31.1 and Exhibit 31.2 attached to the Second Amended Form 10-Q in response to the Staff’s comment.

[Signature Page Follows]

If you require additional information, please telephone the undersigned at (212) 295-6834. Thank you for your assistance.

Sincerely,

/s/ Christopher D. Barnstable-Brown
Christopher D. Barnstable-Brown, Esq.

cc:
Bala Venkataraman
Vishal Kapoor
Amplitude Healthcare Acquisition Corporation